August 30, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Justin Kisner, Attorney-Advisor

Joseph M. Kempf, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Re: Motivating the Masses, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 8, 2013

File No. 333-187554

To Whom It May Concern:

On behalf of Motivating the Masses, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the verbal comments received from the Securities and Exchange Commission letter regarding the Registration Statement on form S-1 (the “Registration Statement”).

1. In accordance with the staff's comments, please be advised that the disclosure regarding the equity percentage for the selling shareholder is consistent throughout, which is 47.01%.

2. In accordance with the staff's comments, please be advised that the disclosure in the Registration Statement has been revised to remove all references to the word "listing" regarding the OTCBB.

3. Please be advised that the financial statements and disclosure regarding six month period ended June 30, 2013 have been included in the Registration Statement.

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Securities and Exchange Commission

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August 30, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Motivating the Masses, Inc.

By: /s/ Lisa Nichols

Lisa Nichols

President//Chief Executive Officer

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